Exhibit 99.6

NICE Announces the 2020 PSAPs’ Finest Award Winners Honoring Dedicated
Emergency Communications Professionals

Recognizing achievements for 15 years, the awards highlight those leaders who are enhancing public safety emergency communications

Hoboken, N.J., September 22, 2020 – NICE (Nasdaq: NICE) has announced the winners of its 2020 PSAPs' Finest Awards. Now in its fifteenth year, NICE’s PSAPs’ Finest Awards recognize the dedicated individuals and team stand-outs in public safety emergency communications. Awards are presented annually to winners in the following categories: Director, Line Supervisor, Technician, Trainer, Telecommunicator, Innovator and PSAP of the Year. PSAPs’ Finest winners are selected by an independent panel of volunteer judges from the public safety community who evaluate nominees based on their accomplishments, skills, knowledge and dedication.

NICE added a special Lifetime Achievement award category to the program this year to recognize a professional who has dedicated a life-long effort to public service in the interest of enhancing emergency communications. Achieving this prestigious honor was Daryl Branson, State 911 Program Manager, Colorado Department of Regulatory Agencies, for his above and beyond achievements in emergency communications spanning over two decades.

"The circumstances of this year have especially called attention to the life-saving work of public safety communications professionals, as they’ve been among the steadfast, essential front-line heroes during the pandemic,” said Christopher Wooten, Executive Vice President, NICE. "Individuals who dedicate their lives to this profession are truly a unique breed and it is our honor to offer this program to recognize them. I am pleased to acknowledge the hard work of this year’s outstanding professionals."

This year's additional PSAPs' Finest Award recipients include:

•	PSAP of the Year – Weld County Regional Communications Center, Greeley, CO.
•	Director of the Year – Jacquelyn Yeager, Emergency Communications Division Manager, Saint Petersburg Police Department, Saint Petersburg, FL.
•	Line Supervisor of the Year – Brittney Pullen, Day Shift Supervisor, Bentonville Police, Bentonville, AR.
•	Technician of the Year – Kevin B Sowell, ENP, CMCP, E9-1-1 Coordinator, Santa Rosa County Public Safety, FL.
•	Telecommunicator of the Year – Jeannette Hopson, Senior Dispatcher, City of Portland Bureau of Emergency Communications, Portland, OR.
•	Innovator of the Year – Rich Foscato, Director of Information Technology, Bayside Communications Center, Bayside, WI.
•	Trainer of the Year – Brian Garms, Training and Quality Assurance Officer, St. Charles County Emergency Communications, O’Fallon, MO.

NICE will recognize each winner individually in a special virtual awards presentation. Please follow the NICE Public Safety social channels for details: Twitter (@NICE_PublicSafe), Facebook (NICEPublicSafety), and LinkedIn (nice-public-safety).

The PSAPs' Finest Awards Program is made possible by 9-1-1 professionals who volunteer their time to serve as judges.  Awards program judge Allyson Burrell, ENP, RPL, Deputy Director, Charleston County Public Safety Consolidated 9-1-1 Center Department said, “Reading each nomination gave me a better understanding of the depth of talent that we have in the 9-1-1 industry and revealed how the nominees are acknowledged and appreciated by their agencies. I was honored to assist with the judging program this year, and would be honored to assist with judging again in the future.”

Delores Temes, Director, Addison Consolidated Dispatch Center, who also served as a judge this year, said, “Thank you for allowing me to be part of this process. I was impressed by the quality of the nominations particularly in these times, and seeing the wonderful work that is happening out there was a valuable experience for me. Congratulations to all the professionals who won this year.”

Nominations for the 2021 PSAPs' Finest Awards will open in January 2021. More information can be obtained on the PSAPs' Finest website or by emailing PSInfo@NICE.com.

About NICE Public Safety
NICE Public Safety solutions integrate and put into context information from many sources to help emergency communications centers and investigation departments reconstruct and understand the who, what, when, where and why of an incident. NICE Inform, the industry-leading digital evidence management (DEM) solution, gives emergency control rooms better insight into how to continuously improve their operations. NICE Investigate is the leading open, digital policing solution that automates and expedites the entire digital investigation process, helping to increase case clearance rates. Over 3,000 organizations worldwide rely on NICE Public Safety solutions.

About NICE
NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Christopher Irwin-Dudek, +1 201-561-4442, chris.irwin-dudek@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Wooten, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.